SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 19, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP – announces that at a meeting held on January 18, 2010, the Board of Executive Officers and the Board of Directors approved the submittal of the republication of the 2008 financial statements to the Shareholders General Meeting, by means of which, a provision for expenses in the amount of R$409.1 million is recorded in the income for that year, presently related to doubtful receivables. This amount refers to the controversial issue of supplementary pension plan benefits provided for by Law 4819/58, originally under the responsibility of the State of São Paulo, but paid by Sabesp, by force of court’s decision.

As a result, the Management also deems necessary to record a provision for the liability related to the actuarial commitment maintained with beneficiaries of Law 4819/58, in the amount of R$535.4 million.

A provision shall be made due to doubtful receivables.

An unqualified auditors’ opinion of PricewaterhouseCoopers Auditores Independentes will be issued again, after the adjustments and the net income for the year will decrease from R$1,008.1 million to R$63.6 million.

A new proposal for the allocation of net income for the year was also approved, as per chart below, as well as the republication of the Management Report, both referring to 2008:

Net income for the year	R$ 63,571,000.00
(+) Realization of revaluation reserve	R$ 86,816,329.02
(-) Interest on equity	R$ 296,187,609.90
(-) Legal reserve 5%	R$ (3,178,000.00)

The Financial Statements will be republished in the newspapers “Folha de São Paulo” and Official Gazette of the State of January 29, 2010.

São Paulo, January 22, 2010

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 22, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.